UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Relevant information — Notice Calling to an Ordinary and Extraordinary Shareholders’ Meeting.

Autonomous City of Buenos Aires, March 13, 2018

Messrs.

Securities and Exchange Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Present

RE: RELEVANT INFORMATION – Notice Calling to an Ordinary and Extraordinary Shareholders’ Meeting

To whom it may concern:

I am pleased to address this notice to you in order to inform you that on the date hereof the Board of Directors of Grupo Supervielle S.A. resolved to summon an Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 24, 2018 at 3.00 PM, on first call, at the Hotel Madero located at Rosario Vera Peñaloza 360, (Des Arts Hall, first basement), of the Autonomous City of Buenos Aires (not the corporate headquarters), to consider the following:

AGENDA:

1)	Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2)	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2017.

3)	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2017.

4)	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2017.

5)	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2017.

6)	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2017.

7)	Determination of the number of Regular and Alternate Directors and, where appropriate, their election until the number established by the Shareholders’ Meeting is completed.

8)	Appointment of members of the Supervisory Committee.

9)	Consideration of the Results of the fiscal year ended December 31, 2017. Increase of the voluntary reserve. Distribution of dividends.

10)	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2017.

11)	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2018.

12)	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services.

13)	Consideration of the amendments to sections Sixth, subsection G) and Sixteenth of the bylaws. Consideration of the consolidated text of the bylaws.

14) Authorizations.

To consider item 13) of the Agenda, the Shareholders’ Meeting will be held as extraordinary, whereas for the rest of the items of the Agenda will be held as ordinary.

Due to the requirement of regulations in force, it is hereby stated that during the fiscal year under consideration, no circumstance of those listed in the two paragraphs of section 71 of Law No. 26,831 has occurred.

Note 1: The Shareholders are hereby reminded that in order to attend the Shareholders’ Meeting, they must submit the certificates of their book-entry shares as rendered by Caja de Valores until April 18, 2018 from 10.00 AM to 5.00 PM at Bartolomé Mitre 434, sixth floor, City of Buenos Aires.

Note 2: Pursuant to section 22 of Chapter II, Title II, of the CNV Rules (2013), at the time of the registration to participate in the Shareholders’ Meeting, the Shareholders must provide the following information: name and surname or complete business name; type and number of the identification document of the natural persons or information of the registration of the legal entities, with the express indication of the Registry where they are registered and of their jurisdiction and domicile with the indication of their character. The same data must be provided in the case of those who attend the Shareholders’ Meeting as a representative of the owner of the shares.

Note 3: The documentation to be considered at the Shareholders’ Meeting is available to the Shareholders at: i) the Securities Office / Custody Office at Bartolomé Mitre 434, Ground Floor, City of Buenos Aires; and ii) via e-mail at MesaInstitucional@supervielle.com.ar.

_____________________________
Grupo Supervielle S.A. Responsible for Markets Relations

THIS DOCUMENT DOES NOT REPRESENT

AN OFFER OR SALE OF SECURITIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 13, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer